FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Update on Farxiga COVID-19 DARE-19 Phase III trial

12 April 2021 07:00 BST

Update on the DARE-19 Phase III trial for Farxiga in COVID-19

AstraZeneca and Saint Luke's Mid America Heart Institute today announced high-level results of the primary analysis from the DARE-19 Phase III trial assessing the potential of Farxiga (dapagliflozin) to treat patients hospitalised with COVID-19 who are at risk of developing serious complications.

The trial did not achieve statistical significance for the primary endpoint of prevention measuring organ dysfunction and all-cause mortality, and the primary endpoint of recovery measuring a change in clinical status (from early recovery to death), at 30 days.

DARE-19 was the first Phase III trial to evaluate the safety and efficacy of a sodium-glucose co-transporter-2 (SGLT2) inhibitor in patients hospitalised with COVID-19 who also have risk factors for developing serious complications, including hypertension (HTN), type-2 diabetes (T2D), atherosclerotic cardiovascular disease (ASCVD), heart failure (HF) or chronic kidney disease (CKD) Stages 3-4.1,2 Cardiac, renal and metabolic comorbidities have been associated with poor outcomes and death in patients hospitalised with COVID-19.3,4

Mikhail N. Kosiborod, M.D., cardiologist at Saint Luke's Mid America Heart Institute, Vice President of Research at Saint Luke's Health System, and principal investigator of DARE-19, said: "DARE-19 provided important data on the potential benefits and risks of using SGLT2 inhibitors to treat hospitalised patients with COVID-19. While the trial did not achieve statistical significance, the findings are very interesting and valuable, and will inform future clinical science. Also, of importance, we learned that dapagliflozin's well-established safety profile was consistent in DARE-19."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Prior to the DARE-19 Phase III trial, there was little data on the use of SGLT2 inhibitors in hospitalised patients with COVID-19 and we have now helped to fill this knowledge gap. We look forward to the efficacy and safety data being presented in the coming weeks."

The safety and tolerability profile for Farxiga at 30 days in the trial was consistent with the well-established safety profile of the medicine.

The full DARE-19 trial results will be presented at the American College of Cardiology Scientific Sessions in May 2021.

DARE-19
DARE-19 was an international, randomised, double-blind, placebo-controlled, investigator-sponsored Phase III trial in 1,250 patients evaluating the efficacy and safety of Farxiga in addition to background local standard of care therapy in adults who are hospitalised with COVID-19 at the time of trial enrolment. Patients enrolled in DARE-19 also had a medical history of HTN, ASCVD, heart failure, T2D or CKD Stages 3-4 and received Farxiga or placebo for 30 days.1,2

Farxiga
Farxiga (dapagliflozin) is a first-in-class, oral, once-daily SGLT2 inhibitor. The research for Farxiga is advancing from cardiorenal effects to prevention and organ protection as science continues to identify the underlying links between the heart, kidneys and pancreas. Damage to one of these organs can cause the other organs to fail - contributing to leading causes of death worldwide, including T2D, HF and CKD.

For nearly a decade Farxiga has been an effective monotherapy and part of combination therapy as an adjunct to diet and exercise to improve glycaemic control in adults with T2D. Following results from the landmark DECLARE-TIMI 58 Phase III cardiovascular (CV) outcomes trial,5 it is approved in adults with T2D to reduce the risk of hospitalisation for heart failure or CV death when added to standard of care. Farxiga is also the first SGLT2 inhibitor approved for the treatment of HFrEF in adults with and without T2D.

In August 2020, results from the DAPA-CKD Phase III trial demonstrated that Farxiga achieved unprecedented reduction in the composite risk of kidney failure and CV or renal death in patients with CKD with and without T2D versus placebo.6 It is now the first SGLT2 inhibitor shown to significantly improve overall survival in a renal outcomes trial for this patient population and provide organ protection. Farxiga is not yet approved for the treatment of CKD.

DapaCare is a robust programme of clinical trials to evaluate the potential CV, renal and organ protection benefits of Farxiga. It includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience. It is currently being assessed in patients with HFpEF in the DELIVER Phase III trial. Farxiga is also being tested in patients without T2D following an acute myocardial infarction (MI) or heart attack in the DAPA-MI Phase III trial - a first of its kind, indication-seeking registry-based randomised controlled trial.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.
Saint Luke's Health System. Dapagliflozin in Respiratory Failure in Patients with COVID-19 (DARE-19). ClinicalTrials.gov website. https://clinicaltrials.gov/ct2/show/NCT04350593.
2.
Kosiborod M et al. Effects of dapagliflozin on prevention of major clinical events and recovery in patients with respiratory failure because of COVID-19: Design and rationale for the DARE-19 study. Diabetes Obes Metab. 2021; 23(4):886-896.
3.
Wu Z, McGoogan JM. Characteristics of and important lessons from the coronavirus disease 2019 (COVID-19) outbreak in China: summary of a report of 72 314 cases from the Chinese Center for Disease Control and Prevention. JAMA. 2020;323:1239-1242.
4.
Madjid M, Safavi-Naeini P, Solomon SD, et al.  Potential effects of coronaviruses on the cardiovascular system: a review. JAMA Cardiol. 2020;5:831-840.
5.
Wiviott SD, Raz I, Bonaca MP, et al, for the DECLARE-TIMI 58 Investigators. Dapagliflozin and cardiovascular outcomes in type 2 diabetes [article and supplementary appendix]. N Engl J Med. 2019:380:347-357.
6.
Kumbhani DJ. Dapagliflozin and Prevention of Adverse Outcomes in Chronic Kidney Disease-DAPA-CKD. Abstract presented at: Annual Meeting of the American College of Cardiology; 13 November 2020.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 April 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary